VIA EDGAR

February 7, 2013

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn: Division of Corporation Finance,

Re: SaaSMAX, Inc.

File No. 333-174403

Dear Ladies and Gentlemen:

At the request of SaaSMAX, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated February 6, 2013 from Mark P. Shuman of the Commission to Dina Moskowitz, Chief Executive Officer of the Company, relating to Post Effective Amendment No.1 (the "PEA") to the registration statement of the Company filed with the Commission on January 30, 2013.  We have filed simultaneously Amendment No. 1 to the PEA and have attached a marked copy of such Amendment No. 1 indicating the changes that the Company has made to the PEA.

General

 The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

1. You indicate in numerous places that your prospectus relates to resales of an aggregate of 995,500 shares of your common stock. However, the number of shares listed in the table on page 24 indicates that 990,500 shares are to be sold in this offering. Please revise or clarify this discrepancy.

Response

Please be advised that there was an error in the Table on Page 24 with regard to the shares that registered under the name of Harris Trust. In the Prospectus contained in the registration statement declared effective on October 14, 2011, Harris Trust was listed in two rows on the Table as offering a total of 12,500 shares. In the interim period, the Robert A. Strahl Charitable Remainder Trust, purchased 5,435 shares and was issued 2,717 Warrants to purchase common shares. Robert A Strahl has full investment authority for the Harris Trust and the Robert A. Strahl Charitable Remainder Trust. In the PEA, Harris Trust is listed on only one row as offering a total of 7,500 shares. The correct number of shares offered by Harris Trust is 12,500. There are no shares being offered by the Robert A. Strahl Charitable Remainder Trust. The error has been corrected in Amendment # 1 to the PEA filed herewith, thereby making the total of shares being offered as 995,500, consistent with the balance of the Prospectus and a footnote has been added to the Table indicating the foregoing..

2. Your registration statement was initially declared effective on October 14, 2011 with audited financial statements through February 28, 2011. Please advise us as to whether any sales have been made after July 14, 2012 under this registration statement.

Response

No sales of the shares registered pursuant to the registration statement declared effective on October 14, 2011 have been made after July 14, 2012.

3. Please refer to the comments in our letter dated February 1, 2013 on your Form 8-K filed January 28, 2013. All outstanding comments must be resolved before your registration statement is declared effective.

Response

On February 4, 2013, the Company filed its response to the SEC comment letter referred to above via EDGAR. The accession # is 0001560664-13-000007. Additionally, we have filed a Form 8-K/A-1, as well as a Form 10-Q/A for the 9 months ended September 30, 2012, responding to comments issued by the Accounting Staff. The Company believes it has complied with and responded to all of such comments. The Company is awaiting a response from the Accounting Staff.

4. Given that you were incorporated on January 19, 2011, please revise to disclose the compensation for your named executive officers for the last two completed fiscal years. See Item 402(n) of Regulation S-K.

Response

The Table listing Executive Compensation has been amended to comply with Item 402(n) of Regulation S-K.

Further, on behalf of the Company, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the above acknowledgment is not sufficient, the Company will provide the same acknowledgments to the Staff when requesting acceleration of the PEA

On behalf of the Company, we have arranged for delivery to the attention of Alicia Lam Esq. of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of the PEA.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group.

By:s/ Brad Bingham

Brad Bingham